ROBERT C. LASKOWSKI
Attorney at Law
520 S.W. Yamhill
Suite 600
Portland, Oregon 97204-1329

Telephone	Facsimile
(503) 241-0780	(503) 227-2980
e-mail: roblaw@hevanet.com

November 27, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Rhino Outdoor International, Inc.
Form 10-KSB for the year ended December 31, 2006
Form 10-QSB for the quarter ended March 31, 2007
File No. 333-62690

Dear Ms. van Doorn:

This office is counsel to the referenced registrant (“Registrant”) and we have been requested by the Registrant’s management to assist it in responding to your comment letter of July 27, 2006. Pursuant to our telephone conversation of today, management is submitting its responses to at this time and will subsequently file the amended reports referred to herein after the Registrant’s independent auditors have updated, if necessary, their audit letter for the 10-KSB and have reviewed the amended 10-QSB reports..

Form 10-KSB for the year ended December 31, 2006

Controls and Procedures, page 9.

1.
The report will be amended to disclose the conclusions with respect to the effectiveness of the disclosure controls and procedures. The amended language will be identical to the language in Item 3 of the 10-QSB for March 31, 2007.

Linda van Doorn
Senior Assistant Chief Accountant
November 27, 2007

Consolidated Financial Statements

Note 2-Summary of Significant Accounting Policies, page F-6

Goodwill, page F-8

2.	Management will revise its disclosure to clarify its testing for the impairment of goodwill in accordance with your comment.

It is management’s policy to test goodwill for impairment quarterly. Management also tests goodwill for impairment where events or changes in circumstances indicate that the carrying amount may not be recoverable. Such events include a significant decrease in the underlying asset’s market price, an adverse change in the business climate, decreases in cash flow loss combined with a history of decreases in cash flow losses or a projection or forecast showing continuing losses associated with an asset, and a current expectation that it is more likely than not that the underlying asset will be sold or disposed of significantly, before the end of its previously estimated useful life.

Management uses a single accounting model to test impairment of goodwill. Goodwill is considered impaired if the undiscounted estimated cash flows from continuing to use the underlying assets are less than their carrying amount. If goodwill is considered impaired, an impairment loss equal to the difference between the carrying amount and fair value is recognized by reducing the carrying amount of the impaired asset and charging current period net income.

Management will  revise the financial statement disclosures beginning with the10-QSB for the quarter ended June 30, 2007. Management will revise the annual financial statement disclosure for the year ended December 31, 2006 and the quarterly financial statements for the quarters ended June 30, 2006, September 30, 2006, and March 31, 2007. Management has provided the Registrant’s  independent auditors with these revised financial statements for their opinion.

Linda van Doorn
Senior Assistant Chief Accountant
November 27, 2007

Note 6-Capital Stock, page F-12
Preferred Stock, page F-12

3.	Management will revise its disclosures to clarify the significant terms of its authorized classes of preferred stock in accordance with your comment.

The Registrant is authorized to issue up to 5,000,000 shares of preferred stock having a par value of $.001 per share. 1,000,000 shares of  preferred stock has been designated as Series A; 1,000,000 shares designated as Series B; and 2,650,000 designated as Series C. Currently, 835,660 shares of Series A are issued and outstanding; 1,000,000 shares of Series B are issued and outstanding; and 2,250,000 shares of Series C preferred stock are issued and outstanding. The Registrant has agreed to issue up to 400,000 shares of Series C for loan guarantees in connection with the Share Exchange Agreement and Plan of Reorganization with Rhino Off Road Industries, Inc. Currently, those shares have not been issued; however, management has accrued a liability for the issuance of those shares and has reserved those shares for future issuance.

Series A stockholders are entitled to dividends of 10% per annum. Unpaid Series A dividends are accrued and cumulative. Series A preferred stock has a preference upon liquidation where by the liquidation value is equal to $1.00 per share plus any unpaid dividends. Series A preferred stockholders have no voting rights. The Series A preferred stock is convertible, at the option of the holder, into the Registrant’s Common Stock. Holders of Series A preferred stock have the right to convert their preferred stock plus any unpaid dividends, in whole or in part, on or after one year from the date of issuance at a conversion rate of 115% of the market price of the common stock on the date of conversion.

Series B preferred stockholders are entitled to dividends in the same manner as  holders of Common Stock. Series B preferred stock has no preference upon liquidation. Series B preferred stockholders have the right to vote and are entitled to 255 votes per share. Series B preferred stock is redeemable, at any time at the option of the Registrant, into an equal number of shares of Common Stock.

Linda van Doorn
Senior Assistant Chief Accountant
November 27, 2007

Series C preferred stockholders are entitled to dividends in the same manner as Common stockholders. Series C preferred stock has no preference upon liquidation. Series C preferred stockholders have the right to vote. The Series C preferred stock is convertible, at any time at the option of the holder, into Common Stock at a conversion rate equal to the market price of the Common Stock on the date of conversion.

Management will revise the annual financial statement disclosures for the year ended December 31, 2006 and has provided the Registrant’s independent auditors with the revised financial statements for their opinion.

Note 15- Acquisition and Proforma of Rhino Offroad Industries, page F-16

4.
Management does not consider the acquisition of  Rhino Off Road Industries, Inc. (“Rhino”) to be a reorganization of entities under common control. Management will revise its financial statements to more clearly disclose this acquisition.

On June 21, 2006, the Registrant entered into a Share Exchange Agreement and Plan of Reorganization with Rhino. Under that Agreement, the Registrant acquired all of the issued and outstanding common stock of Rhino in exchange for 1,650,000 shares of the Registrant’s Series C preferred stock. In addition, the Registrant issued an additional 600,000 shares of its Series C preferred stock for the retention of Rhino’s officers and agreed to issue another 400,000 shares of Series C preferred stock for certain loan guarantees on behalf Rhino.

The acquisition was accounted for under the purchase method in accordance with Statement of Financial Accounting Standards No. 141, paragraph 13. The Registrant had no previous ownership or control of Rhino, and Rhino had no previous ownership interest in the Registrant prior to the acquisition.

Effective August 30, 2006, with the acquisition of Rhino, the Registrant changed its name from Cyberads, Inc. to Rhino Outdoor International, Inc. to more accurately reflect its business. The Registrant filed an 8K report concerning its name change on August 30, 2006.

Management will revise its annual financial statement disclosures for the year ended December 31, 2006 and the quarterly financial statements as of June 30, 2006 and September 30, 2006 and have provided the Registrant’s independent auditors with the revised financial statements for their review

Linda van Doorn
Senior Assistant Chief Accountant
November 27, 2007

5.
Management agrees with your comment that consideration should have been allocated to in-process research and development of the Rough Terrain Vehicle (“RTV”). . Management has restated its financial statements to expense the excess of purchase price over assets acquired aggregating $3,013,463 as in-process research and development rather than as goodwill. Although management believes it will be able to recover the entire purchase price, it does agree that the Rough Terrain Vehicle is still in the development stage.

The Share Exchange Agreement and Plan of Reorganization with Rhino was negotiated after substantial due diligence determined that the Rhino RTV was differentiated from other off-road vehicles with its unique safety features and low cost production scalability. Rhino has build and sold over 50 vehicles and management’s consumer research of vehicle buyers reflected very positive ownership experiences. The purchase price was negotiated based on the investment in Rhino made by its founding and other shareholders and projections of sales based on a negotiated production schedule.

Management will restate its annual consolidated financial statements  for the year ended December 31, 2006 and the quarterly financial statements for the quarters ended June 30, 2006, September 30, 2006, March 31, 2007, June 30, 2007 and September 30, 2007. Management has provided the Registrant’s independent auditors with these revised financial statements for their review.

6.
Management agrees with your comment that the 2005 and 2006 proforma financial statements of Rhino did not clearly disclose the financial statement requirements of Item 301(c) of Regulation S-B. Management has revised its financial statements to more clearly disclose those financial statement requirements. The financial statement of Rhino were audited by our independent auditors as of December 31, 2005 and 2006, and for the periods from January 1, 2005 through June 21, 2006.

Management will revise the annual financial statement disclosures for the year ended December 31, 2006 and the quarterly financial statements as of June 30, 2006 and September 30, 2006 and have provided our independent auditors with the revised financial statements for their review.

Linda van Doorn
Senior Assistant Chief Accountant
November 27, 2007

Certification-Exhibit 31.1

7.
The certifications will be revised in response to your comment. The certifications will omit certain references to internal controls over financial reporting since those controls were not required as of the date of the reports.

The Registrant acknowledges that:
  the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and
  the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments concerning either the responses contained in this letter or the amended reports filed herewith, please contact this office.

Very truly yours,

/s/ ROBERT C. LASKOWSKI

Robert C. Laskowski

/rcl
enclosures